ADITYA BIRLA GROUP

27 August 2008

RECEIVED
2008 SEP -3 P 12:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Att: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
Tel No. 001 202 551-6551

SUPPL

Reg: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub : Allotment of Equity Shares pursuant to Employee Stock Option Scheme, 2006.

Please note that the Committee of Directors vide their resolution dated 27th August 2008 allotted 2,27,454 equity shares of par value of Re. 1/- to the optionees as detailed in the resolution, pursuant to the exercise of the options granted to the employees under the Company's Employee Stock Option Scheme, 2006.

Please take the same on your record.

Thanking you,

08004699

Yours faithfully,
For Hindalco Industries Limited

ANIL MALIK
Vice-President &
Company Secretary

PROCESSED
SEP 0 5 2008
THOMSON REUTERS

Encl : as above

dlw 9/4

END